AB 3/11

15048425

SEC Mail Processing Section MAR 02 2015 Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED MAR 02 2015 WASH., DC SECTION

SEC FILE NUMBER
8- 42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Benedetto (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Avenue, Suite 550 (Address) Garden City (City), NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Marc Benedetto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President

Title

Notary Public

AMANDA MARIE DECKER
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY, LIC. #01DE[illegible]
COMM. EXP. 08-28-2015

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) Independent Auditors' report on Exemption report
- X (q) Exemption report

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northeast Securities, Inc.
Mitchel Field, New York 11553

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The information contained in Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the information contained in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information contained in Schedule I, we evaluated whether the information contained in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
February 25, 2015

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents (Note 2)	$	7,956,747
Receivable from broker-dealers and clearing organizations		2,196
Securities owned:		
Marketable, at market value (Notes 3 and 4)		402,699
Not readily marketable, at estimated fair value (Notes 3 and 4)		1,116,088
Furniture and equipment at cost, less accumulated depreciation of $ 2,005,488 (Note 2)		81,292
Other assets (Notes 6 and 11)		1,111,692
	$	10,670,714

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations (Note 2)	$	1,410,113
Accounts payable and accrued liabilities		2,068,971
Securities sold, not yet purchased, at fair value (Note 3)		344,531
Income taxes payable, including deferred taxes of $ 603,174 (Note 12)		612,855
		4,436,470

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		-
Common stock, 20,000,000 shares $.01 par value authorized, 9,976,922 shares issued and outstanding		99,769
Additional paid-in capital		5,108,475
Retained earnings		6,297,698
		11,505,942
Less shares of common stock in treasury, at cost		(5,271,698)
Total Stockholders' Equity		6,234,244
	$	10,670,714

See independent auditors' report.

NORTHEAST SECURITIES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2014

REVENUES	
Commissions (Note 2)	$ 30,788,344
Principal transactions (Note 2)	3,798,417
Interest and dividends	173,974
Other	5,001,805
	39,762,540
EXPENSES	
Employee compensation and benefits (Note 9)	7,559,504
Commissions, floor brokerage, exchange, and clearance fees (Note 2)	25,104,301
Communications and data processing	1,361,298
Interest and dividends	35,677
Occupancy	1,342,458
Other operating expenses	3,527,086
	38,930,324
Income before income taxes & equity in earnings of subsidiaries	832,216
Equity in earnings of subsidiaries	55,062
Income before income taxes	887,278
Provision for income taxes	374,927
Net income	$ 512,351

See independent auditors' report.

NORTHEAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2014

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock At Cost Amount	Total Stockholders' Equity
Balance at 1/1/2014	10,859,588	$ 108,596	$ 4,390,642	$ 5,785,347	$ (4,033,091)	$ 6,251,494
Net Income	-	-	-	512,351	-	512,351
Net purchase of common shares for treasury	(882,666)	(8,827)	717,833	-	(1,238,607)	(529,601)
Balance at 12/31/2014	9,976,922	$ 99,769	$ 5,108,475	$ 6,297,698	$ (5,271,698)	$ 6,234,244

See independent auditors' report.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 512,351
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization (Note 2)	$ 41,049	
Deferred taxes (Note 11)	317,996	
(Increase) decrease in operating assets:		
Net receivable from broker-dealers and clearing organizations	364,854	
Securities owned, net	(5,504)	
Prepaid expenses and taxes	(64,128)	
Security deposits and other receivables	(175,373)	
Increase (decrease) in operating liabilities:		
Payable to broker-dealer and clearing organizations	1,363,322	
Accounts payable and accrued liabilities	(339,723)	
Securities sold, not yet repurchased	163,928	
Income taxes payable	9,200	
Total adjustments		1,675,621
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,187,972
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(19,653)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(19,653)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common shares for treasury, net	(529,601)	
Repayments of margin loan, net	(415,305)	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(944,906)
NET INCREASE IN CASH & CASH EQUIVALENTS		1,223,413
CASH & CASH EQUIVALENTS - BEGINNING OF THE YEAR		6,733,334
CASH & CASH EQUIVALENTS - END OF THE YEAR		$ 7,956,747
Supplemental cash flow disclosures:		
Income tax payments		$ 30,522
Interest payments		$ 35,532

See independent auditors' report.

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Northeast Securities, Inc. ("the "Company"), founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The business operates from several strategic office locations with the institutional office located at 100 Wall Street in New York City's financial district.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Property

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property at December 31, 2014 consisted of:

Equipment & Office Furniture	$ 1,874,168
Improvements	212,612
	2,086,780
Less: accumulated depreciation and amortization	(2,005,488)
Property, net of accumulated depreciation and amortization	$ 81,292

Depreciation and amortization

Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months. Depreciation and amortization expense for the year ended December 31, 2014 totaled $ 41,049.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* Accounting for Uncertainty in Income Taxes. As a result of implementation, the Company was not required to recognize any amounts from uncertain tax positions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Uncertain tax position (cont'd)

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

NOTE 3 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Debt securities	$ 323,540	$ 49,253
Corporate stocks, EFTPS, mutual funds	79,159	295,278
	$ 402,599	$ 344,531

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2014 these securities at estimated fair values consisted of equities totaling $ 1,111,692.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company's investments are categorized below in three broad hierarchical levels based on market price observability as follows:

- Level 1 – Quoted prices in active markets for identical investments;
- Level 2 – Other significant observable inputs obtained from independent sources, for example, quoted prices for similar investments or the use of models or other valuation methodologies;
- Level 3 – Significant unobservable inputs including the Company's own assumptions based upon the best information available. Investments categorized as Level 3 include securities in which there is little, if any, market activity.

The designated Level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company's investments as of December 31, 2014 are classified as follows:

	Level 1	Level 2	Level 3	Total Value
Marketable securities	$ 402,699	$ -	$ -	$ 402,699
Securities not readily marketable	-	-	1,116,088	1,116,088
Total	$ 402,699	$ -	$ 1,116,088	$ 1,518,787

See independent auditors' report.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. At times during 2014, the Company's cash in bank balances exceeded the Federally insured limits. At December 31, 2014 the Company's uninsured cash balances totaled $ 229,677.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company at times advances money to its subsidiaries on a short-term basis. At December 31, 2014, there was a subsidiary loan receivable in the amount of $ 453,541.

NOTE 7 – DEBT

The company meets its short-term financing needs by borrowing against cash balances and securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was no money outstanding under this facility at December 31, 2014. The company has a $100,000 line of credit facility with JPMorgan Chase Bank at a rate tied to the Prime Rate. As of December 31, 2014 there were no amounts borrowed on this facility.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space, equipment and storage at December 31, 2014, are approximately as listed below:

Fiscal Year	Amount
2015	$ 1,108,466
2016	762,327
2017	786,350
2018	811,133
2019	543,375
Aggregate amount thereafter	1,084,945
	5,096,596

Rent expense for the year ended December 31, 2014 aggregated $ 1,342,458.

The Company is contingently liable for a standby letter of credit in the amount of $ 138,540 issued by Citibank presentable if the Company is in default on its lease for its Lower Manhattan office.

NOTE 8 – COMMITMENTS & CONTINGENCIES (cont'd)

The Company – together with various other broker-dealers, corporations, and individuals – has been named in only one arbitration claiming damages that are not substantial. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this arbitration will not result in any material adverse effect on the Company's financial position.

NOTE 9 – PENSION PLAN

The Company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The Company at its option can match employee deferrals. The Company made no matching contributions for the year ended December 31, 2014.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2014 the minimum net capital requirement was defined as the greater of $ 100,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2014, the Company had net capital of $ 3,833,838 which was $ 3,561,042 in excess of its required net capital of $ 272,796. The Company's net capital ratio was 1.07 to 1.

NOTE 11 – OTHER ASSETS

As of December 31, 2014, other assets primarily consisted prepaid expenses in the amount of $ 179,590 and other receivables and subsidiary loans of $ 765,335.

NOTE 12 – INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 12 – INCOME TAXES (cont'd)

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit
Federal	$ 266,286	$ 32,500	$ 233,786
State and Local	108,641	24,431	84,210
	$ 374,927	$ 56,931	$ 317,996

The Company's effective tax rate was more than the statutory rate because equity in net income from subsidiaries and non-taxable income was less than non-deductible expenses.

NOTE 13 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northeast Securities, Inc.

We have audited the financial statements of Northeast Securities, Inc. as of and for the year ended December 31, 2014, and have issued our report thereon dated February 25, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Kalmus, Siegel, Harris & Goldfarb, LLP

Kalmus, Siegel, Harris & Goldfarb, LLP
Garden City, New York
February 25, 2015

NORTHEAST SECURITIES, INC.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

NET CAPITAL

Total stockholders' equity		$ 6,234,244
Deductions/charges:		
Securities not readily marketable	$ 1,116,088	
Furniture and equipment, net	81,292	
Other non-allowable assets	1,103,792	2,301,172
Net capital before haircuts on securities positions		3,933,072
Haircuts on securities		
Trading and investment securities		
Debt securities	40,125	
Equities and mutual funds	37,330	
Options	2,750	
Other		
Unsecured debits	19,029	99,234
Net Capital		$ 3,833,838

AGGREGATE INDEBTEDNESS

Payable to broker-dealers and clearing organizations	1,410,113
Accounts payable and accrued expenses	2,068,971
Income taxes payable	612,855
Total aggregate indebtedness	$ 4,091,939

See independent auditors' report.

NORTHEAST SECURITIES, INC.
SCHEDULE I (CONT'D)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 272,796
Excess net capital	$ 3,561,042
Excess net capital at 10% of aggregate indebtedness	$ 3,424,644
Ratio: Aggregate indebtedness to net capital	1.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2014

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 3,900,438
Haircut adjustments	(26,102)
Net audit adjustments	(40,498)
Net capital per above	$ 3,833,838

See independent auditors' report.

NORTHEAST SECURITIES, INC.

SCHEDULE II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

See independent auditors' report.

NORTHEAST SECURITIES, INC.

SCHEDULE III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2014.

See independent auditors' report.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northeast Securities, Inc.
Mitchel Field, New York 11553

We have reviewed management's statements, included in the accompanying Exemption Report Under 17 C.F.R. § 240.15c3-3, in which (1) Northeast Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3**(k)(2)(ii)** (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the period June, 1 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)**(2)(ii)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kalmus, Siegel, Harris & Goldfarb

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
February 25, 2015

Northeast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Northeast Securities, Inc.

I, Marc Benedetto, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: SENIOR VICE PRESIDENT/[illegible]

Dated: 2/24/15

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bristol Financial Services, Inc. (the Company), as of and for the five months ended May 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, LLP

Kalmus, Siegel, Harris & Goldfarb, LLP
February 25, 2015

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Northeast Securities, Inc.
333 Earle Ovington Blvd., Suite 706
Mitchel Field, NY 11553

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Northeast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northeast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northeast Securities, Inc.'s management is responsible for the Northeast Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 25, 2015

NORTHEAST SECURITIES, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
PURSUANT TO RULE 17a-5(e)(4)
YEAR ENDED DECEMBER 31, 2014

Revenue:	
Total revenue (FOCUS Line 12/Part II A Line 9)	$39,817,602
Deductions:	
Revenues from distribution of mutual fund shares, annuities, insurance products	(8,876,949)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(744,669)
Net gain from securities in investment accounts	(3,798,417)
Direct expenses of printing, advertising in connection with other revenue	(2,141,732)
Total interest and dividend expense	(35,677)
Total Deductions:	(15,597,444)
SIPC net operating revenue	$24,220,158
SIPC general assessment at .0025	60,550
Less: Payment made with SIPC-6, July 29, 2014	(31,115)
Assessment payment - February 2015	$ 29,435

See independent auditors' report.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northeast Securities, Inc.
Mitchel Field, New York 11553

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended December 31, 2014. Accordingly, we express no opinion on them.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northeast Securities, Inc., as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Kalmus, Siegel, Harris & Goldfarb

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
February 25, 2015

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents (Note 2)	$	7,956,747
Receivable from broker-dealers and clearing organizations		2,196
Securities owned:		
Marketable, at market value (Notes 3 and 4)		402,699
Not readily marketable, at estimated fair value (Notes 3 and 4)		1,116,088
Furniture and equipment at cost, less accumulated depreciation of $ 2,005,488 (Note 2)		81,292
Other assets (Notes 6 and 11)		1,111,692
	$	10,670,714

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations (Note 2)	$	1,410,113
Accounts payable and accrued liabilities		2,068,971
Securities sold, not yet purchased, at fair value (Note 3)		344,531
Income taxes payable, including deferred taxes of $ 603,174 (Note 12)		612,855
		4,436,470

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		-
Common stock, 20,000,000 shares $.01 par value authorized, 9,976,922 shares issued and outstanding		99,769
Additional paid-in capital		5,108,475
Retained earnings		6,297,698
		11,505,942
Less shares of common stock in treasury, at cost		(5,271,698)
Total Stockholders' Equity		6,234,244
	$	10,670,714

See independent auditors' report.

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Northeast Securities, Inc. ("the "Company"), founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The business operates from several strategic office locations with the institutional office located at 100 Wall Street in New York City's financial district.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Property

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property at December 31, 2014 consisted of:

Equipment & Office Furniture	$ 1,874,168
Improvements	212,612
	2,086,780
Less: accumulated depreciation and amortization	(2,005,488)
Property, net of accumulated depreciation and amortization	$ 81,292

Depreciation and amortization

Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months. Depreciation and amortization expense for the year ended December 31, 2014 totaled $ 41,049.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* Accounting for Uncertainty in Income Taxes. As a result of implementation, the Company was not required to recognize any amounts from uncertain tax positions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Uncertain tax position (cont'd)

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

NOTE 3 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Debt securities	$ 323,540	$ 49,253
Corporate stocks, EFTPS, mutual funds	79,159	295,278
	$ 402,599	$ 344,531

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2014 these securities at estimated fair values consisted of equities totaling $ 1,111,692.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company's investments are categorized below in three broad hierarchical levels based on market price observability as follows:

- Level 1 – Quoted prices in active markets for identical investments;
- Level 2 – Other significant observable inputs obtained from independent sources, for example, quoted prices for similar investments or the use of models or other valuation methodologies;
- Level 3 – Significant unobservable inputs including the Company's own assumptions based upon the best information available. Investments categorized as Level 3 include securities in which there is little, if any, market activity.

The designated Level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company's investments as of December 31, 2014 are classified as follows:

	Level 1	Level 2	Level 3	Total Value
Marketable securities	$ 402,699	$ -	$ -	$ 402,699
Securities not readily marketable	-	-	1,116,088	1,116,088
Total	$ 402,699	$ -	$ 1,116,088	$ 1,518,787

See independent auditors' report.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. At times during 2014, the Company's cash in bank balances exceeded the Federally insured limits. At December 31, 2014 the Company's uninsured cash balances totaled $ 229,677.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company at times advances money to its subsidiaries on a short-term basis. At December 31, 2014, there was a subsidiary loan receivable in the amount of $ 453,541.

NOTE 7 – DEBT

The company meets its short-term financing needs by borrowing against cash balances and securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was no money outstanding under this facility at December 31, 2014. The company has a $100,000 line of credit facility with JPMorgan Chase Bank at a rate tied to the Prime Rate. As of December 31, 2014 there were no amounts borrowed on this facility.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space, equipment and storage at December 31, 2014, are approximately as listed below:

Fiscal Year	Amount
2015	$ 1,108,466
2016	762,327
2017	786,350
2018	811,133
2019	543,375
Aggregate amount thereafter	1,084,945
	5,096,596

Rent expense for the year ended December 31, 2014 aggregated $ 1,342,458.

The Company is contingently liable for a standby letter of credit in the amount of $ 138,540 issued by Citibank presentable if the Company is in default on its lease for its Lower Manhattan office.

NOTE 8 – COMMITMENTS & CONTINGENCIES (cont'd)

The Company – together with various other broker-dealers, corporations, and individuals – has been named in only one arbitration claiming damages that are not substantial. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this arbitration will not result in any material adverse effect on the Company's financial position.

NOTE 9 – PENSION PLAN

The Company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The Company at its option can match employee deferrals. The Company made no matching contributions for the year ended December 31, 2014.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2014 the minimum net capital requirement was defined as the greater of $ 100,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2014, the Company had net capital of $ 3,833,838 which was $ 3,561,042 in excess of its required net capital of $ 272,796. The Company's net capital ratio was 1.07 to 1.

NOTE 11 – OTHER ASSETS

As of December 31, 2014, other assets primarily consisted prepaid expenses in the amount of $ 179,590 and other receivables and subsidiary loans of $ 765,335.

NOTE 12 – INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 12 – INCOME TAXES (cont'd)

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit
Federal	$ 266,286	$ 32,500	$ 233,786
State and Local	108,641	24,431	84,210
	$ 374,927	$ 56,931	$ 317,996

The Company's effective tax rate was more than the statutory rate because equity in net income from subsidiaries and non-taxable income was less than non-deductible expenses.

NOTE 13 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.